EXHIBIT 12.1

Foster Wheeler Ltd.
STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF
EARNINGS TO FIXED CHARGES
(in thousands of dollars)

	Six Months Ended

	July 1, 2005	June 25, 2004

Earnings:
Net income	$29,119	$25,537
Provision for income taxes	21,071	33,202
Total fixed charges	34,344	56,755
Capitalized interest amortized	1,143	1,143
Equity earnings on non-consolidated affiliated companies accounted for by the equity method, net of dividends	(1,772)	(4,442)

	$83,905	$112,195

Fixed Charges:
Interest expense	$28,822	$51,080
Imputed interest on non-capitalized lease payment (1)	5,522	5,675

	$34,344	$56,755

Ratio of Earnings to Fixed Charges	2.44	1.98

(1)	The percentage of rent included in the calculation is a reasonable approximation of the interest factor.

Note: The preferred shares do not accrue dividends and, therefore, the consolidated ratio of earnings to fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges for the period indicated.